Syneron Announces New Chief Marketing Officer

YOKNEAM, ISRAEL and TORONTO -- 03/06/2007 -- Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced that Dr. Mark Tager has been appointed as Chief Marketing Officer.

Dr. Tager has direct experience in marketing, sales and business development in the aesthetic laser sector. Prior to joining Syneron, he served in senior managerial positions at Reliant Technologies where he was involved in the introduction of the Fraxel® Laser. Dr. Tager also has extensive experience in physician education and training. He founded Great Performance, Inc., a successful health education company that he ran for ten years before selling it to Mosby Yearbook. He then joined Mosby Consumer Health as Senior VP for Business Development where he established education and training partnerships with leading domestic and international companies such as Bristol-Myers Squibb and Eli Lilly. Dr. Tager has also served as medical director of Electroscientific Industries, and as Director of Health Promotion for Kaiser Permanente in Portland, Oregon.

Commenting on the appointment, Doron Gerstel, President for Syneron North America, said, "On-going and advanced physician education and training is central to Syneron's whole-product concept of helping our customers increase practice revenue. Mark brings to Syneron an unparalleled depth of expertise precisely in consumer and physician education, as well as a successful entrepreneurial track record.

"Syneron, too, has a superior entrepreneurial record," Mr. Gerstel continued, "starting fundamentally with our elos technology which has distinguished itself among light-based aesthetic devices by greatly enhancing both safety and efficacy. Having Mark on board is another proof point to the superiority of elos. We believe Mark can play a key role in now making elos the industry standard. We look forward to having Mark as part of our Syneron team and to his contribution to Syneron's growth and development."

"This is an exciting time to be joining Syneron," noted Dr. Tager. "The elos products of today, and those of tomorrow, represent innovative approaches to aesthetic excellence. I'm pleased that I will have the opportunity to work with our many physician partners to expand the quality of the service we provide to them, and that which they provide to their patients."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada; Logistics Center in Irvine, California; European Headquarters in Germany; and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, which may cause Syneron's actual results to differ materially from the statements contained herein. Undue reliance should not be placed on forward-looking statements. Syneron undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:

David Seligman
CFO
+972 54 772 6559
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972-4-909-6282
email: ir@syneron.com

Nick Laudico
IR consultant
The Ruth Group (US contact)
646 734 4792
email: nlaudico@theruthgroup.com